P.E. 2/14/02

02014541

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of February 14, 2002

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Walker Gordon Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

-

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted on 13 November 1998 under Signet Group plc Sharesave Scheme

7) Number of shares/amount of stock acquired

45,588

8) Percentage of issued class

0.0027

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p Ordinary Shares

12) Price per share

Exercise price = 21.25p

13) Date of transaction

7 January 2002

14) Date company informed

7 January 2002

15) Total holding following this notification

105,588

16) Total percentage holding of issued class following this notification

0.006

If a director has been granted options by the company please complete the following boxes

17) Date of grant

The relevant contract savings period commenced on 1 January 2002 for options granted on 9 November 2001

18) Period during which or date on which exercisable

36-42 months following commencement of contract savings period being 1 January 2002

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

19,000 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

50p

22) Total number of shares or debentures over which options held following this notification

3,950,500

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 9090301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....9 January 2002..........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Walker Gordon Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted in October 1997

7) Number of shares/amount of stock acquired

800,000

8) Percentage of issued class

0.0468

9) Number of shares/amount of stock disposed

800,000

10) Percentage of issued class

0.0468

11) Class of security

0.5p ordinary shares

12) Price per share
Exercise price: £0.3375
Selling price: £1.010886

13) Date of transaction

8 February 2002

14) Date company informed

8 February 2002

15) Total holding following this notification

433,495

16) Total percentage holding of issued class following this notification

0.0254

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......8 February 2002.......

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Ian Dahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Personal purchase

7) Number of shares/amount of stock acquired

10,000

8) Percentage of issued class

0.0006

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p ordinary shares

12) Price per share

£1.0199

13) Date of transaction

8 February 2002

14) Date company informed

8 February 2002

15) Total holding following this notification

10,000

16) Total percentage holding of issued class following this notification

0.0006

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates telephone 0870 90 90 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......8 February 2002........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By: /s/ Walker Boyd
Name: Walker Boyd
Title: Group Finance Director

Date: February 14, 2002